UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

COOL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

404273104
(CUSIP Number)

Eric Hess, Esq.
Hess Legal Counsel LLC
120 West 45th Street, Suite 3705
New York, NY 10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KHIC, LLC EIN: 81-1330271
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey
	7.	SOLE VOTING POWER

		14,846,946 (1)
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		NONE
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		14,623,160 (1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		NONE
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,846,946 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.22% (2)(3)
14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)

Beneficial ownership consists of 14,846,946 shares of Common Stock, issuable upon conversion by Reporting Person of a Senior Convertible Note with a principal amount of $371,176.33 (determined as of August 31, 2016) at a conversion price of $0.025 per share.

(2)

The percentage is based on a total of 106,623,656 shares of Common Stock of the Company outstanding as of August 25, 2016 as reported in the Company’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on August 30, 2016. Such percentage does not include shares of Common Stock issuable upon exercise of outstanding options or warrants.

(3)

The calculation includes shares of Common Stock issuable upon conversion of the Senior Convertible Promissory Note beneficially owned by the Reporting Person and assumes no other exercise of outstanding options or warrants.

CUSIP No. 404273104	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer.

            This Schedule 13D relates to the Common Stock of Cool Technologies, Inc. (the “Company” or “Issuer”). The principal executive offices of the Company are located at 8875 Hidden River Parkway, Tampa Florida 33637.

Item 2.   Identity and Background.

(a)	Name of Person filing this Statement:

This Statement on 13D is being filed on behalf of KHIC, LLC, a limited liability company formed under the laws of the State of New Jersey (the “Reporting Person”).

(b)	Residence or Business Address:

The principal business address of the Reporting Person is at :

120 West 45th Street, Ste 3705, New York, NY

(c)	Present Principal Occupation and Employment:

The Reporting Person is a limited liability company formed under the laws of the State of New Jersey. The Reporting Person is a holding company formed to hold interests in various entities.

(d)	Criminal Convictions:

The Reporting Person has not been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

See item 2(a)

Item 3.   Source or Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement (the "Purchase Agreement") and a Senior Convertible Promissory Note ('Note") together with a Registration Rights Agreement, each dated August 26, 2016, Cool Technologies, Inc. (the “Company”) has the right to sell to the Reporting Person the Note in the principal amount of $371,173.91 (determined as of August 31, 2016) convertible into shares of the Company's common stock, $0.001 par value per share (“Common Stock”), at a conversion price of $0.025 per share. All proceeds from the Note are allocated specifically to pay off principal and interest from existing Company convertible debt.

The Principal amount of the Note shall bear interest at a fixed rate of three percent per annum for two years. All interest accrued shall be payable in semi-annual installments with the first payment due six months from the issuance date of the Note. Subsequent, interest payments will be due on the first day of every sixth month thereafter until the principal and accrued interest is paid in full. The outstanding principal and all accrued interest must be repaid no later than August 24, 2018 (the "Maturity Date").

The Note shall rank senior to all indebtedness of the Company and its subsidiaries as of the Issuance date as well as to all indebtedness of the Company and its subsidiaries incurred after the Issuance date.

CUSIP No. 404273104	13D	Page 4 of 5 Pages

The Note may be converted at any time into shares of the Common Stock at the conversion price, however, pursuant to the terms of the Note, the Reporting Person may not convert more than 50% of the Note prior to September 30, 2016.

Under the terms of the Purchase Agreement which details the specific sales milestone of achieving binding agreements to sell 1,000 of the Company's Mobile Generation (MG) kits to any one or a combination of four equipment manufacturers within 100 days, the Company has the right to require the Reporting Person to purchase from the Company four million restricted shares of Common Stock at a purchase price of $0.05 per share and a warrant to purchase four million of common stock at an exercise price of $0.06. The warrant shall expire five years from the date of issuance and has no provision for cashless exercise.

Subsequently, under the terms and subject to the conditions of the Purchase Agreement, the Reporting Person has the right to require the Company to sell to the Reporting Person four million restricted shares of Common Stock at a purchase price of $0.05 per share, and a warrant to purchase four million shares of Common Stock with an exercise price of $0.06 per share. The warrant shall expire five years from the date of issuance and has no provision for cashless exercise.

In order to provide for registration for the public resale of all shares and warrants, the Company and the Reporting Person executed a Registration Rights Agreement concurrently with the Purchase Agreement.

Item 4.   Purpose of Transaction.

The issuance of the Note and the right to convert the Note into shares of Common Stock of the Company were part of a financing transaction to enable the Company to pay off principal and interest from existing convertible debt.

Item 5.   Interest in Securities of the Issuer.

(a)

The Reporting Person currently beneficially owns 14,846,946 shares of the Company’s Common Stock, issuable upon conversion of the Note with a principal amount of $371,176.33 (determined as of August 31, 2016) at a conversion price of $0.025 per share. The Reporting Person may only convert 50% of the Note into Common Stock of the Company prior to September 30, 2016.

Shares beneficially owned by the Reporting Person account for 12.22% of the Company’s outstanding Common Stock if shares issuable upon conversion of the Note held by the Reporting Person are included. Such percentage does not include shares of Common Stock issuable upon exercise of outstanding options or warrants.

(b)	The Reporting Person holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of the securities listed under items 3 and 5(a).

(c)	Other than the transactions described herein, there has been no other transactions concerning the securities of the Company that were effected by the Reporting Person during the past sixty (60) days.

(d)	None.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3.

Item 7.   Material to Be Filed as Exhibits.

None

CUSIP No. 404273104	13D	Page 5 of 5 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHIC, LLC

By:
Eric Hess, Secretary

September 09, 2016